Exhibit 99.1
China Yuchai International Announces
Unaudited Second Quarter 2011 Financial Results
Singapore, Singapore — August 8, 2011 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today its unaudited consolidated financial results for the second quarter and six months ended June 30, 2011.
The financial highlights for the second quarter of 2011 are:
•	Net revenue was RMB 4.0 billion (US$ 620.7 million);

•	Total number of diesel engine units sold was 139,236 compared with 132,092 units in the second quarter of 2010;

•	The gross margin was 19.2%, down from 22.3% in the second quarter of 2010;

•	Total net profit attributable to China Yuchai’s shareholders was RMB 155.1 million (US$ 24.0 million), compared with RMB 179.1 million (US$ 27.7 million) in the second quarter of 2010;

•	Earnings per share of RMB 4.16 (US$ 0.64), compared with RMB 4.81 (US$ 0.74) in the second quarter of 2010;

•	As of June 30, 2011, cash and cash equivalents were RMB 2.9 billion (US$ 452.2 million).
Net revenue for the second quarter of 2011 was RMB 4.0 billion (US$ 620.7 million), which is similar to the second quarter of 2010. Despite the general slowdown in the Chinese truck market, the total number of diesel engines sold by the Company’s main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), during the second quarter of 2011 was 139,236 units compared with 132,092 units in the second quarter of 2010. This was due to increased sales of light-duty engines as well as engines for off-highway applications (mainly engines used in marine, industrial and agriculture applications).
Gross profit was RMB 771.1 million (US$ 119.2 million) compared with RMB 895.1 million (US$ 138.3 million) in the second quarter of 2010. The gross margin was 19.2% in the second quarter of 2011 as compared with 22.3% a year ago. The lower gross margin was mainly due to a change in product mix during the second quarter and an increase in material costs.
Other income increased to RMB 21.4 million (US$ 3.3 million) from RMB 17.2 million (US$ 2.7 million) in the second quarter of 2010, mainly due to currency exchange gains.
Research and development (“R&D”) expenses were RMB 82.0 million (US$ 12.7 million) compared with RMB 82.9 million (US$ 12.8 million) in the second quarter of 2010. As a percentage of net revenue, R&D spending was 2.0% in the second quarter of 2011 compared with 2.1% in the same quarter last year.
Selling, general & administrative (“SG&A”) expenses in the second quarter of 2011 were RMB 420.2 million (US$ 64.9 million), a reduction of RMB 78.1 million from RMB 498.3 million (US$ 77.0 million) in the second quarter of 2010. These SG&A expenses represented 10.5% of second quarter 2011 net revenue compared with 12.4% for the second quarter of 2010. The decreased expenses resulted mainly from warranty and freight charges and a write-back of doubtful debts provision.

Operating profit declined to RMB 290.2 million (US$ 44.8 million) from RMB 331.1 million (US$ 51.2 million) in the second quarter of 2010, mainly due to lower gross profit. The operating margin was 7.2% in the second quarter of 2011 compared with 8.2% in the second quarter of 2010.
In the second quarter of 2011, net profit attributable to China Yuchai’s shareholders was RMB 155.1 million (US$ 24.0 million), or earnings per share of RMB 4.16 (US$ 0.64), compared with RMB 179.1 million (US$ 27.7 million), or earnings per share of RMB 4.81 (US$ 0.74), in the second quarter of 2010.
Six Months Ended June 30, 2011
For the six months ended June 30, 2011, net revenues were RMB 8.2 billion (US$ 1.3 billion) compared with RMB 9.1 billion (US$ 1.4 billion) in the first six months of 2010. The gross profit was RMB 1.7 billion (US$ 265.0 million) representing a 20.8% gross margin.
Operating profit was RMB 718.7 million (US$ 111.1 million). Selling, general and administrative expenses declined 12.8% from RMB 1.0 billion (US$ 155.5 million) in the first six months of 2010 to RMB 877.3 million (US$ 135.6 million) in the six months ended June 30, 2011.
Net profit attributable to China Yuchai’s shareholders for the six months ended June 30, 2011 was RMB 385.6 million (US$ 59.6 million), or earnings per share of RMB 10.35 (US$ 1.60) versus RMB 450.9 million (US$ 69.7 million), or earnings per share of RMB 12.10 (US$ 1.87) in the same period in 2010.
As of June 30, 2011, the Company had cash and cash equivalents of RMB 2.9 billion (US$ 452.2 million) compared with total short-term and long-term interest bearing loans and borrowings of RMB 1.4 billion (US$ 221.3 million). Total equity attributable to China Yuchai’s shareholders was RMB 5.1 billion (US$ 789.1 million) on June 30, 2011. The total shares issued and outstanding as of June 30, 2011 were 37,267,673 shares.
Mr. Weng Ming Hoh, Acting President and Chief Financial Officer commented, “Our success in selling a greater number of diesel engines in China during the second quarter of 2011 compared with the same quarter a year ago reflect our high-quality, advanced engines and the strength of our diversified product lines. We were able to quickly respond to changes in demand from different diesel engine market segments, providing an advantage over many of our domestic competitors. Sales of our diesel engines in both the off-highway category and our light-duty diesel engines offset lower demand in other market segments in the second quarter of 2011. The Board of Directors of GYMCL recently approved the construction of facilities at GYMCL’s main plant at Yulin City, Guangxi Province, to increase the annual production capacity of marine diesel engines and power generators to meet potential demand over the next few years.”
“Given the PRC government’s current anti-inflationary policies and measures, interest rates have continued to rise and are expected to increase further. The Group continues to explore financing options such as the issuance of short-term financing bonds to improve our profitability, financial flexibility and to meet our working capital requirements,” Mr. Hoh concluded.
Exchange Rate Information
The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.4716 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2011. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2011 or at any other date.

Second quarter 2011 Earnings Web Cast
An audio web cast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time today, August 8, 2011. The call will be hosted by the Acting President and Chief Financial Officer, Mr. Weng Ming Hoh, who will present and discuss the financial results and business outlook of the Company, followed by a Q&A session. Mr. Qi Wei Wu, General Manager of GYMCL will be available to answer questions during the Q&A session.
The web cast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the web cast at least 5 minutes prior to the scheduled start time. The recorded web cast will be available on the website shortly after the earnings call.
About China Yuchai International
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com
Safe Harbor Statement
This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:

Kevin Theiss / Dixon Chen Grayling
Tel:	+1-646-284-9409
Email:	kevin.theiss@grayling.com dixon.chen@grayling.com
— tables follow —